ARTICLES OF INCORPORATION

OF

GOLD CAMP CRIPPLE CREEK COLORADO, INC.

FILED # C765899

MAR 30 1999

IN THE OFFICE OF

\S\ Dean Heller

DEAN HELLER, SECRETARY OF STATE

The undersigned proposes to form a corporation under the laws of the State of Nevada, relating to private corporations, and to that end hereby adopts articles of incorporation as follows:

ARTICLE ONE
NAME

The name of the corporation if GOLD CAMP CRIPPLE CREEK COLORADO, INC.

ARTICLE TWO
LOCATION

The registered office of this corporation is at 318 North Carson Street, Suite 214, City of Carson City, State of Nevada, 89701. The resident agent is State Agent and Transfer Syndicate, Inc.

ARTICLE THREE
PURPOSES

This corporation is authorized to carry on any lawful business or enterprise.

ARTICLE FOUR
CAPITAL STOCK

The amount of the total authorized capital stock of this corporation is $25,000 as 25,000,000 shares each with a par value of one mil ($0.001). Such shares are non-assessable.

ARTICLE FIVE
DIRECTORS

The initial governing board of this corporation shall be styled directors and shall have one member. The name and address of the member of the first board of directors is:

John A. Schaffer
318 North Carson Street, Suite 214
Carson City NV 89701

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ARTICLE SIX
ELIMATING PERSONAL LIABILITY

Officers and directors shall have no personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as an officer or director. This provision does not eliminate or limit the liability of an officer or director for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or the payment of distributions in violation of NRS 78.300.

ARTICLE SEVEN
INCORPORATORS

The name and address of the incorporator is: State Agent and Transfer Syndicate, Inc., 318 North Carson Street, Suite 214, Carson City, Nevada 89701.

ARTICLE EIGHT
PERIOD OF EXISTENCE

The period of existence of this corporation shall be perpetual.

ARTICLE NINE
AMENDMENT OF ARTICLES OF INCORPORATION

The articles of incorporation of the corporation may be amended from time to time by a majority vote of all shareholders voting by written in person or by proxy held at and general or special meeting of shareholders upon lawful notice.

ARTICLE TEN
VOTING OF SHARES

In any election participated in by the shareholders, each shareholder shall have one vote for each share of stock he owns, wither in person or by proxy as provided by law. Cumulative voting shall not prevail in any election by the shareholders of this corporation.

IN WITNESS WHEREOF the undersigned, STATE AGENT AND TRANSFER SYNDICATE, INC., for the purpose of forming a corporation under the laws of the State of Nevada, does make,

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file and record these articles, and certifies that the facts herein stated are true; and I have accordingly hereunto set my hand this day, March 30, 1999.


INCORPORATOR

\s\ John E. Block

John E. Block for
State Agent and Transfer Syndicate, Inc.

STATE OF NEVADA

COUNTY OF CARSON CITY

On March 30, 1999, John E. Block personally appeared before me, a notary public, and executed the above instrument.


/S/ Gwen M. Currie
SIGNATURE OF NOTARY

GWEN M. CURRIE
NOTARY PUBLIC - NEVADA
Appt. Recorded in CARSON CITY
My Appt. Exp. Jan. 21, 2001
No. 98-5850-3


CERTIFICATE OF ACCEPTANCE
OF APPOINTMENT BY RESIDENT AGENT

State Agent and Transfer Syndicate, Incorporated hereby certifies that on March 30, 1999, we accepted appointment as Resident Agent for the above named corporation in accordance with Sec. 78.090, NRS 1957.

IN WITNESS WHEREOF, I have set my hand this March 30, 1999.


\s\ John E. Block

John E. Block for
State Agent and Transfer Syndicate, Inc.


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